5 August 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 216,000 Reed Elsevier PLC ordinary shares at a price of 850.6589p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 81,609,684 ordinary shares in treasury, and has 1,183,615,043 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 24,124,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 125,000 Reed Elsevier NV ordinary shares at a price of €14.4826 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 50,577,493 ordinary shares in treasury, and has 681,460,229 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 13,964,406 shares.